Nepia, Inc.

Tian Bei West Road

Yung Guang Tian Di Ming Xing

Ge, Unit 1503, Shenzhen, People's Republic of China

January 3, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Edward M. Kelly

Re:	Nepia, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed October 11, 2011 File No. 333-173699

Dear Mr. Kelly:

I write on behalf of Nepia, Inc. (the “Company”) in response to Staff’s letter of November 18, 2011 (the “Comment Letter”), by Pamela A. Long, Assistant Director, Division of Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1.

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

1. Please disclose the specific tax consequences to you and your non-PRC shareholders if you are considered a resident enterprise for PRC enterprise income tax purposes.

In response to this comment, the Company included the specific tax consequences to us and our non-PRC shareholders if we are considered a resident enterprise for PRC enterprise income tax purposes.

2. Please provide the information required by Item 201(a)(2)(ii) of Regulation S-K about the sale of securities in reliance on Rule 144 and clarify that because you are a shell company the provisions of Rule 144(i) limit the ability of your shareholders to rely on Rule 144.

In response to this comment, the Company provided the information required Item 201(a)(2)(ii) of Regulation S-K as requested.

Please accept this correspondence as acknowledgement by the Company of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Li Deng Ke

Li Deng Ke